Filed Pursuant to Rule 433

Registration No. 333-148513

January 8, 2008

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 8, 2008)
Issuer:	Alabama Power Company
Security:	Series 2007D 4.85% Senior Notes due December 15, 2012
Expected Ratings*:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$300,000,000 (Reopening of $200,000,000 of Series 2007D 4.85% Senior Notes due December 15, 2012 issued on December 12, 2007)
Coupon:	4.85%
Public Offering Price:	100.542% plus accrued interest from December 12, 2007
Treasury Benchmark:	3.625% due December 31, 2012
US Treasury Yield:	3.194%
Spread to Treasury:	+153 basis points
Re-offer Yield:	4.724%
Make-Whole Call:	T + 25
Interest Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2008
Initial Interest Accrual Date:	December 12, 2007
Accrued Interest Payable to the Issuer:	$1,374,166.67 accrued from December 12, 2007 to January 16, 2008
Format:	SEC Registered
Transaction Date:	January 8, 2008
Expected Settlement Date:	January 16, 2008
Joint-Lead Managers:	Barclays Capital Inc. J.P. Morgan Securities Inc.
Co-Managers:	Morgan Keegan & Company, Inc. BNY Capital Markets, Inc. Samuel A. Ramirez & Co., Inc. Greenwich Capital Markets, Inc.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714 or Barclays Capital Inc. toll-free at 1-888-227-2275, ext. 2663 or J.P. Morgan Securities Inc. at 1-212-834-4533.